                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
   Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

                         For the month of September 2008

                        Commission File Number: 001-14662

               ACS MOTION CONTROL LTD. (FORMERLY ACS-TECH80 LTD.)
                  (Translation of registrant's name in English)

      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference is the Registrant's press release dated September 23, 2008 regarding its plan to voluntarily delist its ordinary shares from Nasdaq and deregister its ordinary shares under the Securities
Exchange Act of 1934.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ACS Motion Control Ltd.
                                            (Registrant)

                                            By: /s/ Ze'ev Kirshenboim
                                            -------------------------
                                            Ze'ev Kirshenboim
                                            Active Chairman of the Board and
                                            Chief Financial Officer
                                            Date: September 23, 2008

COMPANY PRESS RELEASE

SOURCE: ACS MOTION CONTROL LTD.

ACS MOTION CONTROL LTD. ANNOUNCES PLANS TO VOLUNTARY DELIST FROM NASDAQ AND
DEREGISTER ITS ORDINARY SHARES

MIGDAL HA'EMEK, Israel, September 23, 2008 - ACS Motion Control Ltd., (Nasdaq:
ACSEF), a developer and manufacturer of advanced motion control products, announced today that its Board of Directors has approved the voluntarily delisting of its ordinary shares from the Nasdaq Capital Market, and the deregistration of its ordinary shares under the Securities Exchange Act of 1934, thereby suspending ACS Motion Control's obligation to file annual and other reports with the Securities and Exchange Commission.

Among the factors considered by the Board of Directors in deciding to voluntarily delist and deregister the ordinary shares were the reduced expenses associated with compliance efforts and elimination of listing fees. The ordinary shares are thinly traded, and ACS Motion Control Ltd. does not believe the benefits of being listed and registered outweigh the costs. ACS Motion Control
Ltd. believes that the delisting and deregistration will reduce the Company's administrative expenses and enable management to focus more of its time and resources on operational matters that more directly impact shareholder value

ACS Motion Control Ltd. currently anticipates that it will file with the
Securities and Exchange Commission a Form 25 relating to the delisting of its ordinary shares on or about October 6, 2008. ACS expects that the delisting from the Nasdaq Capital Market will be effective approximately ten days later, on
October 16, 2008. ACS Motion Control Ltd. also anticipates filing a Form 15 to deregister its ordinary shares from the Securities Exchange Act of 1934 on or about October 23, 2008, on which date it will cease filing periodic and current reports with the Securities and Exchange Commission. ACS Motion Control Ltd.
reserves the right to delay or withdraw the filings for any reason prior to effectiveness.

ACS Motion Control Ltd. has not arranged for any other U.S. listing or registration on any other exchange or quotation medium within the U.S.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INVOLVE
VARIOUS RISKS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THESE RISKS
AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO: MARKET DEMAND FOR THE
COMPANY'S PRODUCT, SUCCESSFUL IMPLEMENTATION OF THE COMPANY'S PRODUCT,
COMPETITIVE FACTORS, THE ABILITY TO MANAGE THE COMPANY'S GROWTH AND THE ABILITY
TO RECRUIT ADDITIONAL PERSONNEL.

CONTACT: ZE'EV KIRSHENBOIM, CHAIRMAN OF THE BOARD OF DIRECTORS, ACS MOTION
CONTROL LTD. (011-972-4-654-6440)